EXHIBIT 99.1

Cronos Australia is Granted Manufacturing License

TORONTO, June 19, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), is pleased to announce that Cronos Australia Pty Ltd. ("Cronos Australia") has been granted a medicinal cannabis Manufacture License by the Australian Office of Drug Control. This license permits manufacturing of cannabinoid based products in Australia and is required for all forms of extraction, refining, concentration and transformation of the cannabis plant.

"We are thrilled that Cronos Australia was granted the Manufacture License, circling out the licenses for domestic production which include the medicinal cannabis Cultivation License and Research License," said Mike Gorenstein, CEO of Cronos Group. "This is a key step for expanding our research and product development while also allowing us to produce the full scope of cannabis products for the region."

"The granting of the Manufacture License is a significant milestone for the company and a progressive step towards providing Australian patients with premium quality medicinal cannabis products and being a leader in the export market," said Rodney Cocks, CEO of Cronos Australia. "With the Australian Federal Government's ambition to build a robust domestic production and export industry, we believe Cronos Australia will be well positioned to service both Australian patients and export opportunities to New Zealand and Southeast Asia," he said.

Cronos Australia, a joint-venture between Cronos Group and Australian-based NewSouthern Capital, serves as the Company's hub for Australia, New Zealand and Southeast Asia. Cronos Australia will soon begin construction of its first purpose-built facility located on a 120-acre production campus in regional Victoria. During the construction period of the production facility, Cronos Australia has applied for import permits to provide interim supply of premium-quality medicinal cannabis products from Cronos Group's Canadian operations for Australian patients.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia.  The Company has multiple international production and distribution platforms including in Germany, Israel and Australia.  The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the Company's plans of operations in Australia, New Zealand and Southeast Asia, intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

View original content with multimedia:http://www.prnewswire.com/news-releases/cronos-australia-is-granted-manufacturing-license-300668220.html

SOURCE Cronos Group Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/June2018/19/c5046.html

%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 08:00e 19-JUN-18